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NEWS RELEASE

            Acergy S.A. Annual General Meeting and dividend effect on
                                Convertible Notes

London, England - May 23, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY), advises that at the Annual General Meeting of shareholders on May 23, 2008, resolutions 1 to 8 inclusive were approved by shareholders, resolution 9 was not passed.

The payment of a dividend of $0.21 per common share for shareholders of record on May 29, 2008 was approved. The first trading date ex-dividend will be May 27, 2008 and the date of payment will be June 12, 2008.

Accordingly, the company would like to inform holders of convertible bonds that, in accordance with clause 6B3 of the terms and conditions of the convertible bond, the new conversion price of the Bonds will be $23.52.

The minutes of the Annual General Meeting detailing the resolutions proposed and the result of the poll on each resolution is attached hereto.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:
Karen Menzel
Tel: +44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected amount of the dividend and the timing of the payment thereof, and statements as to the expected conversion price of our convertible bonds. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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ACERGY S.A.
Societe Anonyme Holding
26, rue Louvigny
L-1946 Luxembourg
R.C.S. Luxembourg B-43.172

          Minutes of the Annual General Meeting held at the offices of
                     SERVICES GENERAUX DE GESTION S.A., 23,
                   Avenue Monterey, Luxembourg on May 23, 2008

The Meeting was opened at 3.00 p.m.

Chairman        : Mr. Mark WOOLVERIDGE, Chairman of the Board of Directors of
                  the Company

Secretary       : Maitre Philippe HOSS

Ballot-judges   : Mrs. Chantal MATHU and Mr. Alain RENARD

The Chairman declared and the Meeting noted that:

o it appeared from the main register kept by SERVICES GENERAUX DE GESTION S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the meeting together with proxies duly filed within the statutory period that 44,887,957 Common Shares out of 194,953,972 issued Common Shares were represented

o the notice of the Meeting was published according to the legal requirements in a Luxembourg daily newspaper and in the "Memorial C" on May 2, 2008 and May 13, 2008 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Association (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company's Registers as of March 31, 2008 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares
     (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of March 31, 2008

o in order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements

o the present Meeting was therefore regularly convened and has the legal power to act on the following items of the agenda

AGENDA

(1) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A.:
     Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2007.
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(2)  To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2007.

(3) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2007.

(4) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2007.

(5) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid per Common Shares does not exceed the higher of the price of the last independent trade on the Oslo Stock Exchange (or for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if applicable) and the highest current independent bid on the trading venue where the purchase is carried out and (b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2009.

(6) To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected.

(7) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(8) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2007, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of USD
     0.21 per Common Share, payable on June 12, 2008, to Shareholders of record as of May 29, 2008, and (ii) transfer of all undistributed profits to the retained earnings of the Company. (Note: The first trading date ex dividend will be May 27, 2008.)

(9) To approve the amendment to the 2003 Stock Option Plan and the French Stock Option Plan so that the number of shares that may be delivered shall increase from 6,310,000 to 18,800,000 and from 500,000 to 2,000,000 respectively, bearing in mind that the number under the French Stock Option Plan is subset of the number of shares available under the general plan.

The Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

  1. to approve (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A.:
     Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2007;
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     The Chairman tabled, (i) the report of Deloitte S.A., 560, rue de Neudorf,
     L-2220 Luxembourg, Independent Auditors of the Company, (ii) the report of Maitland Luxembourg S.A., 6 rue Adolphe Fischer, Luxembourg, Statutory Auditors of the Company and (iii) the report by the Board of Directors of the Company in respect of the consolidated an unconsolidated financial statements of the Company for the fiscal year ended November 30, 2007. A copy of each of the reports was ordered to be filed with the Minutes of the Meeting.

       FOR: 44,616,725      AGAINST: 10,484        ABSTAINING: 260,748

  2. to approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2007;

     The Chairman proposed to approve the unconsolidated accounts for the fiscal year ended November 30, 2007

       FOR: 44,642,388      AGAINST: 10,591        ABSTAINING: 234,978

  3. to approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2007;

     The Chairman proposed to approve the consolidated accounts for the fiscal year ended November 30, 2007

       FOR: 44,652,660      AGAINST: 9,506         ABSTAINING: 225,791

  4. to approve the discharge of the Board of Directors and the Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2007;

     The Chairman proposed to the Meeting to discharge the Directors and the Statutory Auditors of the Company in respect to the proper performance of their duties for the year ended November 30, 2007.

       FOR: 38,439,708      AGAINST: 206,971       ABSTAINING: 6,241,278

  5. to authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid per Common Shares does not exceed the higher of the price of the last independent trade on the Oslo Stock Exchange (or for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc. if applicable) and the highest current independent bid on the trading venue where the purchase is carried out and (b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2009;

     The Chairman proposed to approve the authorization to permit the purchase of Common Shares.

       FOR: 32,948,213      AGAINST: 1,494,687   ABSTAINING: 10,445,057

  6. to elect eight Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected.
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     The Chairman proposed to the Meeting to elect the following as Directors until the next Annual General Meeting of Shareholders or until their respective successors have been duly elected:

     - Mark WOOLVERIDGE, Companies Director, born in Sutton (UK) on January 15, 1935, residing South View Lodge, 60 Hedgerley Lane, Gerrard's Cross, Bucks SL9 8SX, UK, Chairman of the Board of Directors

     - Georges DOREMUS, Companies Director, born in New Jersey (USA) on May 26, 1946, residing 13326 Brentonwood Lane, Houston 77077, Texas, USA

     - Tom EHRET, Executive Director, born in Mulhouse (F) on March 10, 1952, with professional address at 200 Hammersmith Road, London W6 7DL, UK

     - James B. HURLOCK, Companies Director, born in Illinois (USA) on August 7, 1933, residing 46 Byram Drive, Greenwich, Connecticut 06830, USA

     - Sir Peter MASON, Companies Director, born in Burnley (UK) on September 9, 1946, residing 45 Graham Terrace, SW1W 8HN London, UK

     - J. Frithjof SKOUVEROE, Companies Director, born in Oslo (NOR) on December 23, 1944, residing Nedre Ullern Terrase 1, 0280 Oslo, Norway

     - Trond WESTLIE, Companies Director, born in Tonsberg (NOR) on June 8, 1961, residing 30 Ruglandveien, N-1358 Jar, Norway

     - Jean P. Cahuzac, Chief Executive Officer, born in Laferriere (Algeria) on January 5, 1954, with professional address at 200 Hammersmith Road, London W6 7DL, UK

      Nominees                  FOR            AGAINST     ABSTAIN
      ---------------------     ----------     -------     --------
      Mark Woolveridge          44,660,246     116,104     111,607

      James B. Hurlock          44,660,446     116,104     111,407

      Trond Westlie             44,660,346     116,104     111,507

      J. Frithjof Skouveroe     44,660,446     116,104     111,407

      George H. Doremus         44,660,446     116,104     111,407

      Tom Ehret                 44,660,446     116,104     111,407

      Sir Peter Mason           44,660,446     116,104     111,407

      Jean P. Cahuzac           44,660,446     116,104     111,407


  7. to elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidtated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

     The Chairman proposed to elect Maitland Luxembourg S.A., 6 rue Adolphe Fischer, Luxembourg, as Statutory Auditors of the Company and Deloitte S.A., 560, rue Neudorf, L-2220 Luxembourg, as Independent Auditor of the Company each for a term to expire at the next Annual General Meeting of Shareholders;

       FOR: 32,815,349      AGAINST: 11,914,629    ABSTAINING: 157,979
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  8. to approve the determination of dividends of the Company for the fiscal year ended November 30, 2007, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of USD
     0.21 per Common Share, payable on June 12, 2008, to Shareholders of record as of May 29, 2008, and (ii) transfer of all undistributed profits to the retained earnings of the Company. (Note: The first trading date ex dividend will be May 27, 2008.)

     The Chairman proposed to approve the allocation of profits.

       FOR: 44,798,372      AGAINST: 4,950         ABSTAINING: 84,635

  9. to approve the amendment to the 2003 Stock Option Plan and the French Stock Option Plan so that the number of shares that may be delivered shall increase from 6,310,000 to 18,800,000 and from 500,000 to 2,000,000 respectively, bearing in mind that the number under the French Stock Option Plan is subset of the number of shares available under the general plan.

     The Chairman proposed to approve the proposed option plans.

       FOR: 16,458,745      AGAINST: 27,982,831    ABSTAINING: 446,381

The Chairman noted that resolutions 1 to 8 had been approved and resolution 9 had not been approved.

The Chairman noted that a letter has been received from Folketrygfondet in relation to items 6 and 9. The Chairman advised that the letter will be presented to the Board for consideration.

There being no further business to come before the Meeting, the Chairman closed the meeting at 3.30 p.m.

Luxembourg, May 23, 2008


A. RENARD    C. MATHU               P. HOSS               M. WOOLVERIDGE
    Ballot-judges                  Secretary                 Chairman